UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
                          -----------------

                                       OR

[ ] Transition Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-8389


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      PS 401(K)/PROFIT SHARING PLAN
                           701 Western Avenue
                         Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PUBLIC STORAGE, INC.
                           701 Western Avenue
                         Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                TABLE OF CONTENTS

                                                               Page


Financial Statements:

  Statements of Net Assets Available
    for Plan Benefits                                             1

  Statements of Changes in Net Assets
    Available for Plan Benefits                                   2

  Notes to Financial Statements                                   3


Supplemental Information:

  Schedule I - Assets Held for Investment Purposes                8

  Schedule II - Party-In-Interest Transactions                    9

  Schedule III - Reportable Transactions                         10

                          PS 401(k)/PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                           December 31, 2003 and 2002
                          (Unaudited, see Footnote 1)



                                                                               2003               2002
                                                                          ---------------    ---------------
  ASSETS :

  Investments at fair value..........................................     $    52,811,901    $    41,595,533

  Cash...............................................................               1,972                  -

  Receivables
     Participant contributions.......................................              96,547            120,707
     Employer contributions..........................................             109,212            113,874
     Dividends.......................................................             279,785                  -
                                                                          ---------------    ---------------
            Total Receivables........................................             485,544            234,581
                                                                          ---------------    ---------------
            Total Assets.............................................     $    53,299,417    $    41,830,114
                                                                          ===============    ===============


  LIABILITIES :

    Accrued expenses.................................................     $        33,369    $       238,019
                                                                          ---------------    ---------------
            Total Liabilities........................................              33,369            238,019
                                                                          ---------------    ---------------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $    53,266,048    $    41,592,095
                                                                          ===============    ===============



                            See accompanying notes.

                          PS 401(k)/PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

              For the Years Ended December 31, 2003, 2002 and 2001
                          (Unaudited, see Footnote 1)



                                                                   2003              2002              2001
                                                               --------------    --------------    -------------
  Additions to Net Assets Attributed to:

     Investment income:
       Net appreciation (depreciation) in  fair value
             of investments                                    $    9,869,662    $  (4,438,271)    $   2,659,232
       Interest income                                                 25,244            8,395            31,049
       Dividend income                                              1,253,965        1,493,190         1,447,968
                                                               --------------    --------------    -------------
                                                                   11,148,871       (2,936,686)        4,138,249
     Contributions:
       Participant                                                  2,822,413        2,935,842         2,872,453
       Employer                                                     2,607,288        2,457,646         2,149,187
                                                               --------------    --------------    -------------
                                                                    5,429,701        5,393,488         5,021,640
                                                               --------------    --------------    -------------
                      Total Additions                              16,578,572        2,456,802         9,159,889

  Deductions from Net Assets Attributed to:

       Benefits paid to participants                                4,787,947        3,328,933         3,130,273
       Administrative expenses                                        116,672          154,071            68,401
                                                               --------------    --------------    -------------
                     Total Deductions                               4,904,619        3,483,004         3,198,674
                                                               --------------    --------------    -------------
  Net Increase (Decrease) in Net Assets Available
          for Benefits                                             11,673,953       (1,026,202)        5,961,215
                                                               --------------    --------------    -------------
  Net Assets Available for Benefits:

       Beginning of year                                           41,592,095       42,618,297        36,657,082
                                                               --------------    --------------    -------------
       End of Year                                             $   53,266,048    $  41,592,095     $  42,618,297
                                                               ==============    ==============    =============


                            See accompanying notes.
                                       2

                          PS 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2003
                          (Unaudited, see Footnote 1)

1.       Status of Financial Statements and Footnotes
         --------------------------------------------

         The accompanying financial statements and related footnotes of the PS 401(k)/Profit Sharing Plan (the "Plan") are unaudited. The
         Sarbanes-Oxley Act of 2002 requires public accountants who express opinions on the financial statements of companies that regularly file reports with the Securities and Exchange commission to be registered with the Public Company Accounting Oversight Board (the "PCAOB"). The Plan engaged a firm to perform an audit of the accompanying financial statements and footnotes. This firm has not yet completed its registration with the PCAOB. In its current status, the firm is not permitted to express an opinion on the accompanying financial statements for submission to the Securities and Exchange Commission. The firm engaged to perform the audits has informed us that it has submitted its application and related fees to the PCAOB. Consequently, the firm's audit opinion as to the fairness of the accompanying financial statements and related footnotes is excluded from this report, and amounts presented herein are considered unaudited.

         The Plan is awaiting the PCAOB's authorization for the firm to issue an opinion and will file an amended report with the firm's audit opinion. If the firm does not receive authorization from the PCAOB, another firm will be engaged to perform audits and express an opinion on the fairness of the accompanying financial statements and related footnotes.

2.       Summary of Significant Accounting Principles
         --------------------------------------------

         Basis of Presentation
         ---------------------

         PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, Inc., PS Business Parks, Inc. and their majority owned subsidiaries (the "Company").

         Basis of Accounting
         -------------------

         The financial statements of the Plan are prepared using the accrual method of accounting.

         Estimates
         ---------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Income Tax Status
         -----------------

         On November 30, 2000, the Company did an amendment and complete restatement of the Amendment and Restatement of the Public Storage Profit Sharing Plan adopted December 29, 1994. Effective January 1, 2001, the plan is amended and restated as the PS 401(k) Profit Sharing Plan (the "Plan").

         The Plan is intended to qualify under Section 401 of the Code, and was amended and restated principally to introduce a qualified cash or deferred arrangement under Section 401(k) of the Code, and to comply with the requirements of GUST. GUST amendments include the qualification requirements under (1) the Uruguay Round Agreements Act,
         (2) the Uniformed Services Employment and Reemployment Rights Act of 1994, (3) the Taxpayer Relief Act of 1997, (4) the Small Business Job Protection Act of 1996, and (5) the Internal Revenue Service Restructuring and Reform Act of 1998. A determination letter was received on March 14, 2003.

         The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                          PS 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

                                December 31, 2003
                          (Unaudited, see Footnote 1)

2.       Summary of Significant Accounting Principles (continued)
         --------------------------------------------------------

         Investment Valuation
         --------------------

         On August 1, 2003, the Plan's administrative committee (the Committee) transferred the Plan's assets from Salomon Smith Barney to Union Bank.

         Investments in cash equivalents (liquid funds, money market funds and time deposits) are valued at cost, which approximates fair value.
         Investments in mutual funds are stated at fair value. All other securities are valued at the last reported sale price on the last business day of the Plan year or at quoted market price. Interest and dividend income is recognized when earned.

         Unrealized gains and losses result from the change in the fair value of investments held at both the beginning and end of the year, the difference between cost and year-end fair value for investments acquired during the year, and adjustments for unrealized gains and losses previously recognized on investments sold during the year.

3.       Description of the Plan
         -----------------------

         The following description of the plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The PS 401(k) Profit Sharing Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least one year of service and attained 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed the intention to do so, the
         Company  has  the  right  to  terminate   the  Plan  subject  to  ERISA
         provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants. Major provisions of the Plan, are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. The maximum annual tax deferred contribution amount is limited to $12,000 for 2003 and $11,000 for 2002. The Company contributes 3% of the employee's compensation for all participants in the Plan.

         Participant Accounts
         --------------------

         Each participant's account is credited with the participant's and the Company's contribution.

         Vesting
         -------

         Employee deferrals and the 3% Company contribution are 100% vested and non-forfeitable. Pre-January 2001 profit sharing Company contribution balances vested over a seven year period. Generally, each participant's account becomes 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

                          PS 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

                                December 31, 2003
                          (Unaudited, see Footnote 1)

3.       Description of the Plan (continued)
         -----------------------------------

         Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

         Investment Options
         ------------------

         For the year ended December 31, 2003, upon enrollment in the Plan, a participant may direct contributions in any of the following nineteen investment options.

         Highmark Div. Money Market
         Strong Government Securities
         BGI Lifepath Income Fund R
         BGI Lifepath 2010 Class R
         BGI Lifepath 2020 Class R
         BGI Lifepath 2030 Class R
         BGI Lifepath 2040 Class R
         MFS Value A
         Federated Capital Appreciation
         Dreyfus S&P 500 Index
         Janus Adv CAP Appreciation
         American Funds Growth Fund R3
         AIM Opportunities A
         AIM Small CAP Growth A
         Oakmark International II
         Ivy Science & Technology Y
         Public Storage Common Stock
         Public Storage Preferred Stock
         P.S. Business Parks Stock

         Participants may change their investment options at any time.

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; or if the participant's vested account balance exceeds $5,000, payment may be deferred up until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Committee.

         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants of the Plan as of December 31, 1983 may elect alternative distribution methods.

                         PS 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

                                December 31, 2003
                          (Unaudited, see Footnote 1)


3.       Description of the Plan (continued)
         -----------------------------------

         Forfeitures
         -----------

         For profit sharing contributions made by the Company prior to January 1, 2001, if a participant terminates his/her employment before he/she is 100% vested, he/she forfeits any non-vested amounts. The non-vested portion of a participant's account is forfeited as of the date of
         distribution   of   his/her   vested   interest.   Employees   resuming
         participation in the Plan prior to incurring the greater of five consecutive one-year breaks in service, or their prior service if greater than five years, may have the non-vested portion of their account balance restored upon repayment to the Plan of the full amount of such previously distributed vested interest. Restoration of the non-vested portion of a participant's account is to be made first from available forfeitures and then from Company contributions.

4.       Investments
         -----------

         All of the investments are under the custody of Union Bank under a non-discretionary trust agreement with the Plan. The following table presents the fair value of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified. The fair value of investments is determined by quoted market price.

         The fair value of investments held by the Plan at December 31, 2003 and 2002 are summarized below:


                                                                             2003                         2002
                                                                         ------------                 -----------

         Money Market Funds                                               $6,235,936                   $5,429,428
         Mutual Funds                                                     22,968,239                   17,732,618

         Equity Securities:
            Public Storage, Inc. Common                                   19,655,222                   15,324,125
            Public Storage, Inc. Preferred                                 3,451,686                    2,789,321
            PS Business Parks, Inc. Common                                   500,818                      320,041
                                                                         ------------                 -----------

                 Total Equity Securities                                  23,607,726                   18,433,487
                                                                         ------------                 -----------

         Total Investments                                               $52,811,901                  $41,595,533
                                                                         ============                 ===========


                         PS 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

                                December 31, 2003
                          (Unaudited, see Footnote 1)


4.       Investments (continued)
         -----------------------

         The following presents the fair value of investments at December 31, 2003 and 2002 that represent 5% or more of the Plan's net assets:


                                                                                2003                         2002
                                                                           -------------                -------------

         Money Market Funds                                                  $6,235,936                   $5,429,428
         Mutual Funds:
            Dreyfus S&P 500 Index                                           $10,230,371                            -
            Strong Government Securities                                     $4,191,198                            -
            Smith Barney S&P 500 Index                                                -                   $8,634,589
            Smith Barney US Government
               Securities Fund                                                        -                   $4,584,549

         Public Storage, Inc. Common                                        $19,655,222                  $15,324,125

         Public Storage, Inc. Preferred                                      $3,451,686                   $2,789,321



5.       Plan Administration
         -------------------

         The Committee appointed by the Company's Board of Directors administers the Plan. The Committee is now comprised of six officers and managers of the Company.

         For the plan years ended December 31, 2003, 2002 and 2001, the Plan paid certain trustee and administrative expenses incurred for the administration of the Plan, and the Company directly paid for all other expenses related to the Plan.

6.       Benefits Owed to Terminated Participants
         ----------------------------------------

         For financial reporting purposes disbursements to terminated participants are reported when the check is written. Approximately $16,200,000 and $6,300,000 were owed to terminated participants at December 31, 2003 and 2002, respectively.

         At December 31, 2003 and 2002, forfeited non-vested amounts were approximately $729,000 and $980,000, respectively. These amounts are allocated to individual participant's accounts in the ratio that each such eligible participant's compensation for the plan year bears to the total compensation of all such eligible participants for the plan year.

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN

                              Schedule H, Line 4i -

                       Assets held for investment purposes

                                December 31, 2003
                          (Unaudited, see Footnote 1)

                   Employer Identification Number: 95-2782164
                                Plan Number: 001


                                                                                 Cost                      Fair Value
                                                                             -----------                  -----------
                         Money Market Account
   Highmark Div. Money Market                                                $6,235,936                    $6,235,936

                             Mutual Funds
   Aim Investment  - Opportunities                                                    *                       161,588
   Aim Investment -  Small Cap Growth A                                               *                     1,252,538
   American Funds Group - Growth Fund of America R3                                   *                       137,770
   Barclays Global Investors - LifePath Income                                        *                        12,571
   Barclays Global Investors - LifePath 2010 Class R                                  *                           215
   Barclays Global Investors - LifePath 2020 Class R                                  *                            18
   Barclays Global Investors - LifePath 2030 Class R                                  *                        16,893
   Barclays Global Investors - LifePath 2040 Class R                                  *                           938
   Dreyfus Investment - S&P 500 Index                                                 *                    10,230,371
   Federated Investment - Capital Appreciation A                                      *                     2,171,566
   Ivy - Science & Technology Y                                                       *                       816,285
   Janus Advisor Funds - Capital Appreciation A                                       *                     2,149,772
   MFS Investment - Value A                                                           *                     1,256,361
   Oakmark Funds - International II                                                   *                       570,155
   Strong Funds - Government Securities Inv.                                          *                     4,191,198
                                                                                                          -----------

Total Mutual Funds                                                                                         22,968,239

                          Equity Securities
   Public Storage, Inc. Common Stock                                                  *                    19,655,222
   Public Storage, Inc. Preferred Stock                                               *                     3,451,686
   PS Business Parks, Inc. Common Stock                                               *                       500,818
                                                                                                          -----------

Total Equity Securities                                                                                    23,607,726
                                                                                                          -----------

Total Investments                                                                                         $52,811,901
                                                                                                          ===========



* Pursuant to paragraph 2520.103-11, specifically, the special rule for certain participant directed transactions, cost information is omitted as the Plan's investments are participant directed.

                                   SCHEDULE II


                          PS 401(k) PROFIT SHARING PLAN

                         PARTY-IN-INTEREST TRANSACTIONS

                                December 31, 2003
                          (Unaudited, see Footnote 1)

                   Employer Identification Number: 95-2782164
                                Plan Number: 001



A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                                  SCHEDULE III


                          PS 401(k) PROFIT SHARING PLAN


                             REPORTABLE TRANSACTIONS

                                December 31, 2003
                          (Unaudited, see Footnote 1)

                   Employer Identification Number: 95-2782164
                                Plan Number: 001



A schedule of reportable transactions has not been presented because there were no such transactions noted for the year ended December 31, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PS 401 (K) / PROFIT SHARING PLAN

Date: July 14, 2004

                                  By:      /s/ Harvey Lenkin
                                           ------------------
                                           Harvey  Lenkin
                                           Chairman, Administrative Committee